SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Basic Technologies, Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

          07 007 410 9
(CUSIP Number)

The Shelton Voting Trust
c/o Bryan L. Walker, Trustee
1026 West Main Street, Suite 104
Lewisville, Texas  75067
                                        (972) 436-3789
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                              June 14, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 07 007 410 9

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     The Shelton Voting Trust

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [ ]

(3) SEC Use Only

(4) Source of Funds*

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 372,125
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 372,125
Person With	(10)Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

        372,125 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)                3.2%

(14) Type of Reporting Person*              OO

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.00001 per share (the "Common Stock") of Basic Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 1420 Westbrook Drive, Sarasota, Florida  34242.

ITEM 2. IDENTITY AND BACKGROUND

       (a)-(c)  The Shelton Voting Trust (the "Trust"), Bryan L. Walker, Trustee, 1026 West Main Street, Lewisville, Texas 75067 is a trust organized under the laws of the State of Texas.

       (d)-(f)  During the last five years, no trustee or beneficiary of the Trust has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On December 13, 2001, the Shelton Voting Trust entered into an option agreement with Gary L. Brown (the "Option Agreement"), under the terms of which Mr. Brown acquired the right to purchase 4,900,000 shares (the "Shares") of the Issuer's common stock from the Trust. Effective June 14, 2002, all options to purchase 4,900,000 shares from the Trust were exercised. Pursuant to the Option Agreement and the agreement of the Trust, the Shares were purchased from the Trust for a price of $.002 per share.

ITEM 4. PURPOSE OF TRANSACTION

       The Option Agreement was entered into by the parties under the terms of a Letter of Understanding dated December 13, 2001 (the "Letter of Understanding") between the Issuer and Mr. Brown.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a)      At the close of business on June 14, 2002, the Trust beneficially owned 372,125 shares f common stock of the Issuer, which shares represent approximately 3.2% of the 11,548,356 outstanding shares of common stock of the Issuer as of that date.

       (b)      The Trust has sole voting and dispositive power with respect to the 372,125 shares of common stock disclosed in Item 5(a) above.

       (c)      During the preceding 60 days, the Trust has engaged in the following transactions:

Date	Transaction	Number of Shares	Price Per Share	Market
4/29/02	market sale	25,000	$.60	OTCBB
5/1/02	market sale	8,500	$.60	OTCBB
6/14/02	private sale	4,900,000	$.002	private

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              RESPECT TO SECURITIES OF THE ISSUER.

       See response to Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       Exhibit A            Option Agreement

       Exhibit B            Letter of Understanding

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 24, 2002
(Date)
THE SHELTON VOTING TRUST

/s/ Bryan L. Walker, Trustee
(Signature)
Bryan L. Walker, Trustee
(Name/Title)